FILED BY BLACKROCK, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                            SUBJECT COMPANY: NEW BLACKROCK, INC.
                                                  COMMISSION FILE NO. 333-134916


ALTERNATIVES   BLACKROCK SOLUTIONS  EQUITIES  FIXED INCOME   LIQUIDITY   REAL ESTATE
 ________________________________________________________________________________
|                                                                                |
| Quarterly Business Update                                                      |     [BLACKROCK LOGO GRAPHIC OMITTED]
| Second Quarter 2006                                                            |
 ________________________________________________________________________________
-------------------------------------------------------------------------------- <----------------------------------------------


Dear Investor,                                                                  About BlackRock

During the first half of 2006,  we continued  to develop our  investment        BlackRock is a premier provider of
strategies  to enhance  our  offerings  across  asset  classes.  We also        global investment management, risk
announced the merger of BlackRock and Merrill Lynch Investment  Managers        management, and advisory services.
(MLIM) in mid-February,  and since that time, have been planning for the        The firm manages portfolios and
September 30, 2006 close. This Quarterly  Business Update focuses on our        provides investment solutions for
integration plans and highlights several popular products.                      a broad array of investors that
                                                                                include corporate, public, and
Equity: Our business philosophy in equities is similar to MLIM's,  which        Taft-Hartley pension plans,
makes it  relatively  straightforward  to combine our equity teams under        insurance companies, mutual funds,
Bob Doll's leadership as Global CIO for Equities.  All current BlackRock        endowments, foundations, nuclear
and MLIM equity teams will continue to manage their  products  utilizing        decommissioning trusts,
their existing investment  philosophy and process. Each team will remain        corporations, banks, and
responsible  for  its  suite  of  products,   with   accountability  for        individuals worldwide.
performance,    oversight   of   portfolio   management   and   research        Headquartered in New York,
professionals,  and a  strong  voice  in the  management  and  resources        BlackRock serves clients from
associated with their products.                                                 offices in the U.S., Edinburgh,
                                                                                Hong Kong, Munich, Singapore,
Fixed Income:   We are  pleased  to  report  that  Keith  Anderson  will        Sydney, and Tokyo.
continue as Global CIO for Fixed  Income,  and Scott Amero will continue
as co-head of the fixed  income team.  The team will  continue to manage        Assets Under Management: $464 Billion
portfolios  using  a  shared  investment   philosophy  and  process.  In
addition to existing trading  platforms in New York,  Edinburgh,  Tokyo,
and Wilmington,  we will add London,  Princeton,  and Sydney.  The added        o   $305 billion in fixed income
execution  capabilities  expand our successful efforts in global bond to
include  local  currency  mandates,  such as  Sterling,  Euro,  Yen, and        o   $88 billion in liquidity
Australian  dollar.  Resources  dedicated to corporate  cash,  preferred
stock,  emerging  markets debt, and distressed  high yield will grow, as        o   $44 billion in equity
will our managed account business.  In addition, we will add a dedicated
management team for stable value portfolios.  Finally,  our capabilities        o   $16 billion in alternative investments
in  liability-driven  investing (LDI) will expand in both Europe and the
US.                                                                             o   $11 billion in real estate debt & equity

Cash  Management:  Both  BlackRock and MLIM have  extensive  liquidity          o   Risk Management Assets: $3.5 Trillion
capabilities,   and  clients  of  BlackRock   will  benefit  from  the
expertise and depth of these  combined  teams.  Rich Hoerner,  who has been  with  BlackRock  and its  predecessor  firm  for 19  years  as a
liquidity  specialist,  will  continue  to run  BlackRock's  Liquidity           BlackRock News
Portfolio  Management  team along with  co-head  Chris  Stavrakos  who
joined us in May from Mellon Global  Securities  Lending.  Peter Hayes           On February  15, 2006,  BlackRock,  Inc.
of MLIM and Bill  Henderson  of  BlackRock  will  co-head  Liquidity's           and Merrill  Lynch & Co.,  Inc.  entered
Tax-Exempt  team. As with the fixed income team,  the  liquidity  team           into an agreement to merge Merrill Lynch
will employ a shared investment philosophy and process.                          Investment  Managers  and  BlackRock  to
                                                                                 create a new  independent  company  with
Alternatives   and  Real  Estate:   Both   BlackRock  and  MLIM  offer           nearly  $1  trillion  in  assets   under
innovative  Alternatives  and Real Estate products for a wide range of           management  (based  on  combined  assets
clients.  These  include  single  strategy  and fund of  hedge  funds,           under  management  as  of  December  31,
private equity,  CDOs/CLOs,  and portable alpha products.  BlackRock's           2005). The transaction is expected to be
real  estate  business  is focused  on US real  estate,  while  MLIM's           completed in the third  quarter of 2006,
business is focused on UK and Australia. In combination,  and with the           subject  to  necessary  shareholder  and
addition of professionals  in London and Tokyo this year,  BlackRock's           regulatory approvals and other customary
strategic  globalization  plan  is  well  underway.  Post-close,  this           closing   conditions,   with   the  full
global  team  will  be  under  the  leadership  of  Fred  Lieblich  of           integration  of both  firms'  operations
BlackRock.  Given the complexity of these products, Ralph Schlosstein,           shortly thereafter. The new company will
our  President,  will  continue  to  oversee  our  expanded  suite  of           operate  under the BlackRock  name.
products and capabilities.

BlackRock Solutions (BRS), our risk management business,  has recently introduced a newsletter to regularly  communicate with its client base
about many new  products  and  services  at BRS.  We would be happy to           All assets in this report are as of
share  this  with  you.  If  you  would  like  to be  included  on the           June 30, 2006, unless otherwise noted.
distribution list, please contact amggcr@blackrock.com.

Regards,

/s/ Barbara Novick

Barbara Novick Vice Chairman
Vice Chairman


Equity Update                                                      -------------------------------------------------------------
                                                                   Equity Performance
Quantitative  Equity: Our Quantitative  Equity products,           -------------------------------------------------------------
which include US large cap core, value, growth,  global,           Total Return (USD, %) Periods Ended June 30, 2006
EAFE, and income-oriented products, continue to generate           Annualized for periods greater than one year
interest. At the close of the first quarter of 2006, the           -------------------------------------------------------------
US  large  core,  value,  and  growth  products  reached            Strategy                          Qtr.  1Yr.  3Yr.    5Yr.
three-year  performance  milestones,  exhibiting  strong           -------------------------------------------------------------
performance since inception. David Byrket, CFA, and Fred           Quantitative Large Cap Core        -2.02  6.42 12.53   N/A
Herrmann, CFA, continue to lead the team. We are pleased           (Gross)
to announce PhD candidate, Rui Zhao, has recently joined           Quantitative Large Cap Core (Net)  -2.12  6.01 12.09   N/A
the team as a Quantitative Analyst.                                Quantitative Large Cap Suppl(1)    -2.02  6.42 12.53  3.79
                                                                   (Gross)
We are  also  seeing  growing  interest  in  our  130/30           Quantitative Large Cap Suppl(1)    -2.12  6.01 12.09  3.38
strategy  as  investors  look for  ways to add  alpha to           (Net)
their  investment  portfolios.  Institutional  investors           S&P 500                            -1.44  8.63 11.22  2.49
have begun to evaluate  the  benefits of  loosening  the           Fundamental Large Cap Growth       -4.12  7.99 11.16   N/A
long-only  constraint within equity portfolios.  To that           (Gross)
end, BlackRock's  Quantitative Equity team has developed           Fundamental Large Cap Growth (Net) -4.25  7.43 10.56   N/A
a capability  called Alpha  Extension (i.e 130/30) which           Russell 1000 Growth                -3.90  6.12  8.35   N/A
aims  to  produce   higher  active  returns  and  higher           International (Gross)               0.64 30.05 26.04 10.38
risk-adjusted  returns  (higher  information  ratios) by           International (Net)                 0.47 29.19 25.22  9.67
relaxing the long-only  constraint  on our  quantitative           MSCI EAFE, Net                      0.70 26.56 23.94 10.02
equity  investment  process.  This  strategy  provides a           Quantitative Large Cap Value        0.06 11.82 15.69   N/A
middle ground between a traditional  long-only portfolio           (Gross)
that  delivers  equity  beta and  equity  alpha,  and an           Quantitative Large Cap Value (Net) -0.04 11.39 15.24   N/A
alternative  portfolio  that  offers  only  uncorrelated           Russell 1000 Value                  0.59 12.09 15.70   N/A
equity alpha.  For more  information  on this  strategy,           Quantitative Large Cap Growth      -3.01  6.10 10.25   N/A
contact amg-gcr@blackrock.com for a copy of BlackRock's            (Gross)
recent Special Report, Alpha Extension: 130/30 Strategy.           Quantitative Large Cap Growth      -3.11  5.72  9.83   N/A
                                                                   (Net)
International  Equity:  BlackRock  currently manages $10           Russell 1000 Growth                -3.90  6.12  8.35   N/A
billion in international  equity  strategies,  including           Small Cap Growth (Gross)           -4.36 17.46 19.24   N/A
EAFE,  Pan-Europe,  Europe ex-UK,  Euroland, and Pacific           Small Cap Growth (Net)             -4.60 16.30 18.07   N/A
Basin.  Our EAFE product  recently reached its five-year           Russell 2000 Growth                -7.25 14.58 16.27   N/A
performance   milestone.   Over  the  past  few   years,           Small/Mid Cap Growth (Gross)       -5.14 15.37 18.44   N/A
enhancements  to our EAFE product  have  included a more           Small/Mid Cap Growth (Net)         -5.36 14.34 17.39   N/A
disciplined global sector research process, enhanced use           Russell 2500 Growth                -6.13 14.62 17.03   N/A
of quantitative  tools to better  understand style risk,           Mid Cap Growth (Gross)             -4.95 11.24 15.19   N/A
and a more  formalized  methodology  for  active  weight           Mid Cap Growth (Net)               -5.14 10.38 14.29   N/A
rankings.  This quarter,  we gained a new  institutional           Russell Midcap Growth              -4.69 13.04 16.85   N/A
client in our EAFE product,  bringing total assets under           Small Cap Value (Gross)            -3.31  9.87 20.10   N/A
management in that strategy to over $600 million.                  Small Cap Value (Net)              -3.56  8.79 18.92   N/A
                                                                   Russell 2000 Value                 -2.70 14.61 21.01   N/A
                                                                   Small/Mid Cap Value (Gross)        -4.49  6.48 19.20   N/A
                                                                   Small/Mid Cap Value (Net)          -4.71  5.53 18.15   N/A
                                                                   Russell 2500 Value                 -2.53 12.53 20.96   N/A
                                                                   Mid Cap Value (Gross)              -0.95 13.72 21.90   N/A
                                                                   Mid Cap Value (Net)                -1.15 12.83 20.95   N/A
                                                                   Russell Midcap Value               -0.56 14.26 22.10   N/A
                                                                   International Small Cap (Gross)    -1.20 44.42 36.80 21.92
                                                                   International Small Cap (Net)      -1.45 43.02 35.48 20.72
                                                                   S&P/Citigroup EMI Global Ex-US     -1.70 31.23 31.90 18.28
                                                                   Pan Europe (Gross)                  1.19 26.29 22.63  8.03
                                                                   Pan Europe (Net)                    1.04 25.60 21.92  7.40
                                                                   MSCI Europe, Net                    2.54 24.75 23.39 10.45
                                                                   Pacific Basin (Gross)              -3.32 35.47 27.70 11.40
                                                                   Pacific Basin (Net)                -3.47 34.63 26.94 10.73
                                                                   MSCI Pacific                       -2.97 30.93 25.36  9.02
                                                                   Global All Cap Energy (Gross)       5.57 49.16  N/A    N/A
                                                                   Global All Cap Energy (Net)         5.32 47.72  N/A    N/A
                                                                   70% Wilshire 5000 Mod. Energy /     3.28 34.01  N/A    N/A
                                                                   30% MSCI AC World Energy
                                                                   BlackRock Equity PLUS (Gross)      -1.42  8.7511.34   2.73
                                                                   BlackRock Equity PLUS (Net)        -1.49  8.4511.02   2.43
                                                                   S&P 500                            -1.44  8.6311.22   2.50

=============================================================================================================================

1 Prior to 3/2003, investment results represent historical performance of F. Herrmann and D. Byrket with respect to the Large
Cap Disciplined Equity Composite of Weiss, Peck & Greer, their former employer. They were the portfolio managers primarily responsible for the product there. Return source is InvestorForce.  They joined BlackRock in mid-Feb 2003, and began to manage the BlackRock Select Equity Portfolio effective 3/1/03. Performance for 3/03 reflects the BlackRock Select Equity Portfolio, and the BlackRock Large Cap Core Equity Composite thereafter.

Performance is shown gross and net of advisory fees.  The deduction of advisory fees will reduce  performance  results and the return to investors.  Net performance reflects the deduction of the highest advisory fee that can be charged to any account in each Composite.  Fees are described in our Form ADV, Part II. Past results are not  necessarily  indicative of future results.
All  performance  results  assume  reinvestment  of dividends,  interest,  and/or capital  gains.  Performance  above does not necessarily  represent the performance that any particular  account  investing in the same or similar  securities may have had during the period.  Actual  performance  may be higher or lower based on unique client  guidelines,  account size,  market and economic considerations. The indices are unmanaged and do not incur management fees, transaction costs, or other expenses of a managed account.  BlackRock,  Inc.'s advisor subsidiaries are registered investment advisors providing alternative investment, equity,  fixed income,  liquidity,  real estate, and risk management products.  For purposes of this composite,  BlackRock HPB
Management LLC and BlackRock Kelso Capital Advisors LLC are excluded.  BlackRock's  equity  composites use futures and options only when  permitted  by account  guidelines;  no  leverage is utilized.  Non-fee  paying  accounts  are not  included in the composites. BlackRock claims compliance with the AIMR Performance  Presentation  Standards (AIMR-PPS(R)),  the US and Canadian
version of GIPS(R).  AIMR has not been involved  with or reviewed  BlackRock's  claim of compliance.  For a complete  list and
description   of  BlackRock   composites   and/or  a   presentation   that  adheres  to  the   AIMR-PPS   standards,   contact
AMG-GCR@blackrock.com.

The  Quantitative  Large Cap Core Equity  Composite  (USD) is a  risk-controlled,  quantitative  equity  strategy  designed to outperform the S&P 500 Index. Composite assets as of 6/30/06 were $4 billion,  representing 1% of the firm's total assets. The
Fundamental  Large Cap Growth Equity  Composite (USD) is a bottom-up,  fundamental  equity strategy which invests in companies with market capitalizations greater than $2 billion. Composite assets as of 6/30/06 were $1.5 billion, representing <1% of the firm's total assets.  The International  Equity Composite (USD) is an equity strategy  benchmarked to the MSCI EAFE Net Index.
Composite assets as of 6/30/06 were US$526 million,  representing <1% of the firm's total assets.  The Quantitative  Large Cap
Value Equity  Composite  (USD) is a  risk-controlled,  quantitative  equity  strategy  which invests in companies  with market capitalizations  greater than $2 billion.  Composite  assets as of 6/30/06 were $501 million,  representing  <1% of the firm's total assets.  The Quantitative  Large Cap Growth Equity Composite (USD) is a  risk-controlled,  quantitative  equity strategy which  invests in  companies  with market  capitalizations  greater than $2 billion.  Composite  assets as of 6/30/06 were $50 million,  representing <1% of the firm's total assets.  The Small Cap Growth Equity Composite (USD) is a growth strategy which invests in companies  with market  capitalization  between the largest and smallest  member of the Russell 2000 Growth  Index.
Composite assets as of 6/30/06 were $914 million, representing <1% of the firm's total assets. The Small/Mid Cap Growth Equity
Composite  (USD) is a growth strategy which invests in companies with market  capitalization  between the largest and smallest member of the Russell 2500 Growth  Index.  Composite  assets as of 6/30/06 were $332 million,  representing  <1% of the firm's total  assets.  The Mid Cap Growth  Equity  Composite  (USD) is a growth  strategy  which  invests in  companies  with  market capitalization between the largest and smallest member of the Russell MidCap Growth Index. Composite assets as of 6/30/06 were
$2 billion,  representing <1% of the firm's total assets. The Small Cap Value Equity Composite (USD) is a value strategy which invests in  companies  with market  capitalization  between the largest and  smallest  member of the Russell 2000 Value Index.
Composite assets as of 6/30/06 were $995 million,  representing <1% of the firm's total assets. The Small/Mid Cap Value Equity
Composite  (USD) is a value strategy which invests in companies  with market  capitalization  between the largest and smallest member of the Russell 2500 Value Index. Composite assets as of 6/30/06 were $837 million, representing <1% of the firm's total assets.  The Mid Cap Value Equity  Composite  (USD) is a value strategy which invests in companies with market  capitalization between the largest and smallest member of the Russell MidCap Value Index.  Composite  assets as of 6/30/06 were $817 million, representing <1% of the firm's total assets. The International  Small Cap Composite (USD) is an international  equity strategy which invests exclusively in small cap companies domiciled outside the United States. Composite assets as of 6/30/06 were US$2 billion,  representing  <1% of the firm's total assets.  The  Pan-European  Equity  Composite (USD) is benchmarked to the MSCI
Europe-Index return with dividends reinvested in US dollars. Composite assets as of 6/30/06 were US$3 billion, representing 1%
of the firm 's total assets.  The Pacific Basin Composite  (USD) is a strategy that invests in countries  included in the MSCI
Pacific Basin Net Index and in other pacific basin countries. Composite assets as of 6/30/06 were US$487 million, representing of the firm's total assets.  The Global All Cap  Energy Composite  (USD) is an energy strategy focused on publicly traded <1%
equity  securities  of  companies  with greater than 10% of cash flow, income, or assets derived from energy-related sources.
Composite  assets  as  of  6/30/06 were US$94 million, representing <1% of the firm's total assets. The BlackRock Equity PLUS
Composite (USD) is a derivative-based enhanced equity strategy that combines our expertise in fixed income and derivatives and is designed to outperform the S&P 500 Index with a low level of active risk. Composite assets as of 6/30/06 were $1.5 billion,
<1% of the firm's total assets.                                                                                             2


Fixed Income Update                                            -------------------------------------------------------------
                                                               Fixed Income Performance
Fixed  Income  Global  Opportunities   Strategy  (FIGO):       -------------------------------------------------------------
BlackRock offers its absolute return strategy, FIGO, for       Total Return (USD, %) Periods Ended June 30, 2006
investors  seeking an alternative to  benchmark-oriented       Annualized for periods greater than one year
strategies.  FIGO differs from hedge funds, as it limits
ex-ante   volatility  and  prohibits  leverage  and  net      --------------------------------------------------------------
shorting. As investors continue to search for innovative       Strategy                           Qtr.   1Yr.   3Yr.   5Yr.
ways to achieve a desirable return from fixed income, an      --------------------------------------------------------------
assessment  of the  appropriate  benchmark  is required.       Fixed Income Global Opportunities
Many investors lack a pure market-based  liability,  and         (Net)                            0.05   3.06   N/A    N/A
as  such,  a  market  benchmark  may not be the  optimal       Core Bond (Gross)                  0.21   0.03  2.47   5.38
approach.                                                      Core Bond (Net)                    0.14  -0.27  2.17   5.06
                                                               Lehman US Aggregate               -0.08  -0.81  2.05   4.97
The FIGO  strategy  was  introduced  on July 1,  2004 in       Core PLUS (Gross)                  0.25   0.23  2.80   5.57
response to investors  seeking  absolute  returns over a       Core PLUS (Net)                    0.17  -0.05  2.50   5.26
market  cycle  from  their   traditional   fixed  income       Lehman US Aggregate               -0.08  -0.81  2.05   4.97
investments.  FIGO has grown to $1.8 billion with assets       Core Enhanced Index (Gross)        0.13  -0.31  2.35   5.26
from a broad client base that  includes  pension  funds,       Core Enhanced Index (Net)          0.10  -0.46  2.20   5.11
financial institutions, foundations/endowments, and high       Lehman US Aggregate               -0.08  -0.81  2.05   4.97
net worth individuals.                                         LIBOR (Gross)                      1.22   4.47  2.68   2.78
                                                               LIBOR (Net)                        1.16   4.21  2.43   2.53
Global Fixed Income:  With $30 billion in various global       LIBOR 3-Month Index                1.19   4.13  2.43   2.38
strategies,  BlackRock  has  experience  managing  to  a       Short Duration (Gross)             0.78   2.59  2.06   3.76
multitude  of  assignments   based  upon  published  and       Short Duration (Net)               0.70   2.28  1.75   3.45
customized   benchmarks.   Mandates  range  from  global       Merrill 1-3 Year Treasury          0.65   1.83  1.40   3.08
aggregate   and   global   government   to  sector   and       Intermediate Duration (Gross)      0.36   0.64  1.89   5.05
region-specific.  We continue  to see strong  demand for       Intermediation Duration (Net)      0.28   0.34  1.59   4.74
these products from corporations,  insurers,  and public       Lehman Intermediate Gov/Credit     0.21  -0.19  1.49   4.62
funds  worldwide.   Year-to-date,   BlackRock  has  been       Long Duration (Gross)             -1.04  -5.02  3.06   7.66
awarded $2 billion in EMD,  Global  Bond,  and Euro Core       Long Duration (Net)               -1.10  -5.25  2.80   7.40
Bond mandates from new clients worldwide.                      Lehman Long Gov/Credit            -1.50  -6.47  2.08   6.81
                                                               Mortgage (Gross)                   0.19   0.96  3.09   4.92
BlackRock's global bond investment strategy incorporates       Mortgage (Net)                     0.13   0.73  2.84   4.66
the   same   discipline,   oversight,   and   investment       Lehman MBS                         0.01   0.40  2.89   4.65
philosophy  as all of our fixed  income  mandates.  With       Corporate (Gross)                 -0.20  -1.46  2.46   6.19
over 14 years of  investment  experience,  our dedicated       Corporate (Net)                   -0.27  -1.76  2.15   5.88
global team is an  integral  part of  BlackRock's  fixed       Lehman Credit                     -0.39  -2.06  1.96   5.67
income  portfolio  management  group.  Andrew Gordon and       High Yield (Gross)                 0.51   6.62  9.83  10.13
Scott Thiel, both Managing  Directors,  co-head the team       High Yield (Net)                   0.38   6.09  9.28   9.58
and have  primary  responsibility  for all  global  bond       Lehman High Yield 2% Issuer
mandates.  Andrew  joined  BlackRock in 1996 to lead our        Capped(1)                        -0.07   4.37  8.42   8.56
efforts in  non-dollar  markets  and Scott  followed  in       Emerging Market Debt (Gross)      -1.89   6.26 11.83  14.71
2004.                                                          Emerging Market Debt (Net)        -2.02   5.73 11.28  14.14
                                                               JPMorgan Global EMBI              -2.14   4.63  9.58  10.84
We continue to build our  capabilities in local currency       Global - Euro Hedged (Gross)      -0.42  -0.63  3.03   5.69
investing.  Chris  Fellingham  will join  BlackRock from       Global - Euro Hedged (Net)        -0.50  -0.98  2.67   5.32
MLIM to lead a dedicated sterling bond effort in London.       Lehman Global Aggregate Euro
Scott Thiel is  expanding  our Euro bond  capability  in        Hedged                           -0.58  -1.92  2.30   4.94
London,  and Shigero Endo is leading Yen bond management       TIPS (Gross)                       0.54  -1.24  4.11   N/A
in  Tokyo.  Russell  Maddox  and Steve  Miller,  who run       TIPS (Net)                         0.51  -1.39  3.95   N/A
MLIM's   Sydney-based  Aussie  dollar  team,  will  join       Lehman Global Real: US TIPS        0.49  -1.64  3.76   N/A
BlackRock to develop an Australian core plus product.         --------------------------------------------------------------


=========================================================================================================================

1 As of June 1, 2005,  benchmark is Lehman  Brothers High Yield 2% Issuer Capped Index.  Prior to June 1, 2005,  benchmark was
Lehman  Brothers High Yield Index.  Performance  is shown gross and net of advisory  fees. The deduction of advisory fees will reduce  performance  results and the return to investors.  Net performance  reflects the deduction of the highest advisory fee that can be charged to any account in each  Composite.  Fees are  described  in our Form ADV,  Part II.  Past  results are not necessarily indicative of future results. All performance results assume reinvestment of dividends,  interest,  and/or capital gains.  Performance above does not necessarily  represent the performance that any particular account investing in the same or similar  securities  may have had  during  the  period.  Actual  performance  may be  higher or lower  based on unique  client guidelines,  account size,  market and economic  considerations.  The indices are unmanaged and do not incur  management fees, transaction costs, or other expenses of a managed account.  BlackRock,  Inc.'s advisor subsidiaries are registered  investment advisors providing alternative  investment,  equity, fixed income,  liquidity,  real estate, and risk management products. For purposes of this composite,  BlackRock HPB Management LLC and BlackRock Kelso Capital  Advisors LLC are excluded.  BlackRock's fixed income composites use futures and options only when permitted by account  guidelines;  no leverage is utilized.  Non-fee paying  accounts are not included in the  composites.  BlackRock  claims  compliance  with the AIMR  Performance  Presentation
Standards (AIMR-PPS(R)), the US and Canadian version of GIPS(R). AIMR has not been involved with or reviewed BlackRock's claim of compliance.  For a complete list and description of BlackRock composites and/or a presentation that adheres to the AIMR-PPS standards, contact AMG-GCR@blackrock.com.

The Core Bond  Composite  (USD)  represents  a US  investment  grade fixed income  strategy  with a relative  value,  duration controlled  approach.  Composite assets as of 6/30/06 were $19 billion,  representing 4% of the firm's total assets.  The Core
PLUS Composite  (USD)  represents a fixed income strategy with a relative value,  duration  controlled  approach that includes opportunistic  exposure to non-USD,  EMD, and up to 10% in below-investment  grade securities.  Composite assets as of 6/30/06 were $18.5 billion,  representing 4% of the firm's total assets.  The Core Bond Enhanced Index  Composite  (USD)  represents a fixed income strategy with a relative value,  duration controlled approach that employs narrow duration and sector constraints relative to the benchmark.  Composite assets as of 6/30/06 were $11 billion,  representing 2% of the firm's total assets.  The
LIBOR  Composite (USD)  represents a US investment  grade fixed income  strategy with a relative  value,  duration  controlled approach.  Composite assets as of 6/30/06 were $403 million,  representing <1% of the firm's total assets.  The Short Duration
Composite (USD) represents a US investment grade fixed income strategy with a relative value,  duration  controlled  approach.
Composite  assets as of 6/30/06 were $739 million,  representing  <1% of the firm's total assets.  The  Intermediate  Duration
Composite (USD) represents a US investment grade fixed income strategy with a relative value,  duration  controlled  approach.
Composite  assets as of 6/30/06 were $4.5 billion,  representing  1% of the firm's total assets.  The Long Duration  Composite
(USD) represents a US investment grade fixed income strategy with a relative value,  duration controlled  approach.  Composite assets as of 6/30/06 were $4.5 billion,  representing 1% of the firm's total assets. The Mortgage Composite (USD) represents a
US investment grade  mortgage-backed  fixed income strategy with a relative value,  duration  controlled  approach.  Composite assets as of 6/30/06 were $7 billion,  representing 2% of the firm's total assets. The Corporate  Composite (USD) represents a
US investment grade corporate bond fixed income strategy with a relative value, duration controlled approach. Composite assets as of 6/30/2006 were $800 million,  representing  <1% of the firm's total assets.  The High Yield Compos te (USD) represents a non-investment  grade corporate bond fixed income  strategy with a relative value,  duration  controlled  approach.  Composite assets as of 6/30/06 were $1 billion,  representing  <1% of the firm's total assets.  The Emerging Market Debt Composite (USD)
represents a non-investment  grade fixed income strategy with a relative value,  duration  controlled approach that invests in emerging  market bonds.  Composite  assets as of 6/30/06 were $72 million,  representing  <1% of the firm's total assets.  The
Global Bond - Euro Hedged  Composite  (EUR)  represents a fixed income  strategy with a relative  value,  duration  controlled approach to global  bonds.  Currency  exposures  are hedged back into Euros.  Composite  assets as of 6/30/06  were  (euro)111 million, representing <1% of the firm's total assets. The Treasury Inflation-Protected Securities Composite (USD) represents a
US investment grade fixed income strategy with a relative value, duration controlled approach that invests in inflation-linked
bonds. Composite assets as of 6/30/06 were $930 million, representing <1% of the firm's total assets.                        3


Real Estate: Specialized Retail Opportunities                       Alternatives Update

BlackRock's recently expanded US retail property platform is        Recent  years have seen a rapid  expansion  of  interest  in
an example  of our  ability  to find  opportunities  in high        alternative investments,  with increasing allocations coming
growth  sub-markets  and  niche  strategies.  BlackRock  has        from individuals,  pension funds, endowments,  insurers, and
recently added a team of senior professionals with expertise        other institutional  investors.  Alternative investments are
in  developing  and operating the lifestyle and town centers        attractive to investors due to their  abilities to diversify
that   are   becoming   an   important    element   of   the        investment  portfolios and to provide  potential  additional
shopping-as-entertainment trend  in the U.S.  This  addition        returns  relative  to  traditional  strategies.  BlackRock's
reflects BlackRock's belief in the investment opportunity in        alternatives  business is fully  integrated  into the firm's
this  market  trend  and  our  commitment  to   specialized,        shared platform, including risk management, trading systems,
industry-leading expertise in the strategies we pursue.             product  development,  client  service,  legal,  compliance, operations and administration resources.
Certain strategies offer  opportunities to capitalize on the
strong growth trends we see in the US consumer market,  even        As an investment-focused and client-centered firm, BlackRock
as  many  retail   investments   slow.   Three   trends  are        continues  to  develop   alternatives   products  and  offer
particularly relevant: the segmented pattern of US household        strategic advice to its clients based on specific investment
income  growth,  the  aging  of the  baby  boomers,  and the        needs.  We work with  investors to determine  allocations to
shifting  structure of the retail economy.  These trends are        alternative  investments and to identify which products meet
creating stress on the retail products (neighborhood grocery        their asset  allocation  goals. An example of our commitment
centers and regional  malls) that dominate most  investments        to educating clients about the alternatives  industry is our
in this sector.                                                     recently published Special Report,  Alternative  Investments and Insurance Company Portfolios.  This Report is customized
But these same trends  create  growth  opportunities  in two        for  financial  institutions  investing in the  alternatives
different directions: convenience/big box retail, and retail        investment universe.  If you would like to receive a copy of
that meets the need for shopping as entertainment: lifestyle        the report, please contact amg-gcr@blackrock.com.
centers,  mixed-use town centers,  and  resort/entertainment
retail. We see opportunities in this latter category because        Product Highlights:  BlackRock manages $4.6 billion in hedge
the  product  model  requires a high level of  expertise  to        funds,   including   an  equity   fund  and   fixed   income
execute, and that expertise is scarce.                              credit-oriented  and diversified  relative value funds.  Our hedge fund strategies  exhibited strong  performance for the
In today's capital-rich environment, expertise can be a more        quarter   and   since   inception.   In   particular,    our
powerful value-creating tool than capital alone. BlackRock's        credit-oriented  fund  generated  a  year-to-date  return of
retail property team joins our specialized operating team in        1.97% (net of fees) as of June 30, 2006,  and returned 7.11%
the  multi-housing  sector,  where we have demonstrated this        (net of fees)  annualized  since its  inception on September
competitive advantage for clients for over twenty years.            30, 2004.

                                                                    BlackRock manages an equity all-cap energy hedge fund by our
Cash Management Update                                              Global Resources team in Boston,  led by portfolio  managers
                                                                    Dan Rice and Denis Walsh.  The fund was  introduced on March
BlackRock's  cash  management  products  span  the  duration        1,  2005,  and has grown to $577  million.  Since the fund's
spectrum while adhering to our unwavering  focus on risk and        inception,  it has  returned  25.68%  (net  of  fees)  on an
credit  quality.  This unique line up offers cash managers a        annualized basis. On June 1, BlackRock launched a healthcare
solution for every  investment  need and includes  BlackRock        hedge fund managed by Erin Xie, Ph.D,  and Tom Callan,  CFA,
Liquidity  Funds,  non-2a-7 cash products,  offshore  funds,        of the Global Opportunities team.
BlackRock Bond Funds, and customized separate accounts.
                                                                    ============================================================
Product  Highlights:  BlackRock  manages  a cash  management
product  that  combines  our  global  market  expertise  and        This  presentation is highly  confidential  and is not to be
conservative   investment   approach.   This  product  seeks        reproduced  or   distributed   to  persons  other  than  the
additional  income without taking on undue risk or liquidity        recipient   (other   than   professional   advisors  of  the
restrictions.  This  product is  designed  to bridge the gap        recipient),  and is intended  solely for their internal use.
between  SEC-regulated  money market  funds and  longer-term        It has been prepared solely for  informational  purposes and
bond mutual  funds.  Interest in this  product  continues to        is not an  offer  to buy or sell,  or a  solicitation  of an
grow,  and we  currently  manage  $4.2  billion in this cash        offer  to buy  or  sell,  an  interest  in any of the  funds
management strategy.                                                discussed  herein  ("Interests")  or any other  security  or instrument or to  participate  in any trading  strategy.  No
BlackRock also offers a series of LIBOR products for varying        sale of Interests will be made in any  jurisdiction in which
risk  appetites.  We  currently  manage $10 billion in LIBOR        the offer, solicitation, or sale is not authorized or to any
strategies  across 34  portfolios.  LIBOR  portfolios may be        person  to  whom  it  is   unlawful   to  make  the   offer,
managed  to a  variety  of  US  and  non-US  short  duration        solicitation  or sale.  If any such  offer of  Interests  is
benchmarks  based on client needs.  BlackRock has experience        made,  it  will  be  made  pursuant  to  a  fund's   current
managing to multiple client benchmarks including LIBOR-based        Confidential   Offering   Memorandum   ("Memorandum")   that
indices across major currencies, 3-month cash-based indices,        contains  material  information not contained  herein and to
and  more  specialized  benchmarks  such as the  3-month  US        which prospective investors will be referred.  Moreover, the
Treasury Bill.                                                      specified  terms  applicable  to  the  Interests   described
                                                                    generally  herein,  and offered in the  Memorandum,  will be governed by the terms of the  applicable  limited  liability company agreement or memorandum and articles of association.
                                                                    Any decision to invest in Interests should be made solely on reliance upon the Memorandum or such agreement.

                                                                    No  representation  or warranty (express or implied) is made or can be given with respect to the accuracy or completeness of the  information  contained  herein,  or that any  future offer  of  Interests  or  other  securities  of a fund  will conform to the terms generally  described  herein. No person has been authorized to make any  representations  concerning
                                                                    the   Interests   generally   described   herein   that  are
                                                                    inconsistent with the statements in this  presentation,  the
                                                                    Memorandum,   or  the  constituent  agreement.   Prospective
                                                                    investors  should  not rely on this  presentation  or on any other information that is not contained in the Memorandum or such agreement in making any investment decisions.

                                                                    INVESTMENTS IN INTERESTS ARE  SPECULATIVE AND INCLUDE A HIGH
                                                                    DEGREE OF RISK. ALL PROSPECTIVE  INVESTORS  SHOULD CAREFULLY
                                                                    REVIEW THE OFFERING DOCUMENTS FOR EACH FUND BEFORE MAKING AN
                                                                    INVESTMENT DECISION. Copyright (c) 2006 BlackRock.  BlackRock,
                                                                    Inc. All Rights Reserved. This Quarterly Report is not to be
                                                                    construed  as an  offer  or  solicitation  to  buy  or  sell securities,  or to  engage  in  any  trading  or  investment strategy.  The views contained in this Quarterly  Report are
                                                                    those  of  BlackRock  as  of  March  2006,   may  change  as
                                                                    subsequent  conditions  vary,  and are based on  information obtained by  BlackRock  from sources that are believed to be reliable.  Such information is not necessarily all inclusive and is  not  guaranteed  as to  accuracy.  BlackRock  is not responsible  for  typographical  or clerical  errors in this
                                                                    Report or in the  dissemination  of its  contents.  Reliance upon  information in the Report is at the sole discretion of the reader.
                                                                                                                               4

                                                                    Disclaimer

                                                                    FORWARD LOOKING STATEMENTS

                                                                    This communication,  and other statements that BlackRock may
                                                                    make,   including  statements  about  the  benefits  of  the
                                                                    transaction with Merrill Lynch, may contain  forward-looking statements  within  the  meaning of the  Private  Securities
                                                                    Litigation  Reform Act, with respect to  BlackRock's  future
                                                                    financial   or   business    performance,    strategies   or
                                                                    expectations.   Forward-looking   statements  are  typically
                                                                    identified by words or phrases such as "trend," "potential,"
                                                                    "opportunity,"    "pipeline,"   "believe,"    "comfortable,"
                                                                    "expect," "anticipate,"  "current," "intention," "estimate,"
                                                                    "position,"   "assume,"  "outlook,"   "continue,"  "remain,"
                                                                    "maintain,"   "sustain,"   "seek,"  "achieve,"  and  similar
                                                                    expressions,  or future or conditional verbs such as "will,"
                                                                    "would," "should," "could," "may" or similar expressions.

                                                                    BlackRock  cautions  that  forward-looking   statements  are
                                                                    subject to numerous  assumptions,  risks and  uncertainties, which  change over time.  Forward-looking  statements  speak only as of the date they are made, and BlackRock  assumes no duty to and does not  undertake  to  update  forward-looking statements.  Actual  results  could differ  materially  from those anticipated in  forward-looking  statements and future results could differ materially from historical performance.
                                                                    In addition to factors  previously  disclosed in BlackRock's
                                                                    Securities and Exchange  Commission  (SEC) reports and those identified  elsewhere in this  communication,  the following factors,  among others, could cause actual results to differ materially  from  forward-looking  statements  or historical performance:  (1) the ability of  BlackRock  to complete the transaction with Merrill Lynch;  (2) BlackRock's  ability to successfully  integrate  the MLIM business with its existing business; (3) the ability of BlackRock to effectively manage the former  MLIM  assets  along with its  historical  assets under management;  (4) the relative and absolute  investment performance of BlackRock's  investment  products,  including
                                                                    its   separately-managed   accounts   and  the  former  MLIM
                                                                    business;   and  (5)  BlackRock's   success  in  maintaining
                                                                    distribution of its products.

                                                                    BlackRock's Annual Reports on Form 10-K and BlackRock's
                                                                    subsequent reports filed with the SEC, accessible on the
                                                                    SEC's website at http://www.sec.gov and on BlackRock's
                                                                    website at http://www.blackrock.com, discuss these factors in more detail and identify additional factors that can
                                                                    affect forward-looking statements. The information contained on our website is not a part of this press release.


                                                                    ADDITIONAL INFORMATION AND WHERE TO FIND IT

                                                                    In connection with the proposed transactions, a registration
                                                                    statement  of  New   BlackRock,   Inc.   (Registration   No.
                                                                    333-134916), which includes a preliminary proxy statement of
                                                                    BlackRock,  and other materials have been filed with the SEC and are publicly available.  The proxy  statement/prospectus
                                                                    will  be   mailed   to  the   stockholders   of   BlackRock.
                                                                    STOCKHOLDERS OF BLACKROCK ARE ADVISED TO READ THE DEFINITIVE
                                                                    PROXY   STATEMENT/PROSPECTUS   WHEN  IT  BECOMES  AVAILABLE,
                                                                    BECAUSE IT WILL CONTAIN  IMPORTANT  INFORMATION.  Such proxy statement/prospectus  (when  available)  and other  relevant documents  may  also be  obtained,  free of  charge,  on the
                                                                    Securities     and     Exchange     Commission's     website
                                                                    (http://www.sec.gov)   or  by  contacting   our   Secretary,
                                                                    BlackRock,  Inc.,  40 East 52nd Street,  New York,  New York
                                                                    10022.


                                                                    PARTICIPANTS IN THE SOLICITATION

                                                                    BlackRock   and   certain   persons  may  be  deemed  to  be
                                                                    participants in the  solicitation of proxies relating to the proposed transaction.  The participants in such solicitation may include  BlackRock's  executive  officers and directors.
                                                                    Further  information  regarding  persons  who may be  deemed
                                                                    participants   will  be  available  in   BlackRock's   proxy
                                                                    statement/  prospectus to be filed with the  Securities  and
                                                                    Exchange Commission in connection with the transaction.

                                                                    ============================================================


                                                                                                                              5